UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-42381

INNEOVA Holdings Limited

(Registrant’s name)

14 Ang Mo Kio Street 63

Singapore 569116

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This Report on Form 6-K/A (the “Amendment”) is being furnished solely to amend the Form 6-K furnished by INNEOVA Holdings Limited to the U.S. Securities and Exchange Commission on August 18, 2026 (the “Original Filing”) to correct a typographical error in the heading of the press release attached thereto as Exhibit 99.1. As corrected, the heading reads “INNEOVA to hold Annual General Meeting on September 3, 2026.” Exhibit 99.1 is being furnished herewith in its entirety, as corrected.

Except as described above, no other changes are made to the Original Filing. The Original Filing and Exhibit 99.1 continue to speak as of the date of the Original Filing. Unless expressly stated, this Amendment does not reflect events occurring after the filing of the Original Filing, nor does it modify or update in any way the information, statements and disclosures contained in the Original Filing.

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EXHIBITS

99.1	Press release — INNEOVA to hold Annual General Meeting on September 3, 2026.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNEOVA Holdings Limited

Date: August 24, 2026	By:	/s/ Neo Chin Heng
	Name:	Neo Chin Heng
	Title:	Chief Executive Officer

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